MHM

MURRELL, HALL, MCINTOSH & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

OKLAHOMA CITY
KENNETH E. DORSEY
CHARLES GRAY
WALTER NORTHCUTT
GARY H. JONES
J. BRIAN LAIB

NORMAN
ROBERT C. MURRELL
STANLEY L. HALL
MICHAEL E. MCINTOSH
PHIL HOLLINGSWORTH
EDD PAINTER
STEVEN M. CORLEY

September 29, 2005

Mr. H Roger Schwall
Assistant Director
Office of Natural Resources and Food
Securities and Exchange Commission
Washington, DC 20549-0405

Dear Mr.Schwall:

This letter is response to your letter of comment dated September 19, 2005 regarding the American Dairy, Inc. Registration Statement on Form S-1.

Rule 2-05 of Regulation S-X states, "If, with respect to the examination of the financial statements, part of the examination is made by an independent accountant other than the principal accountant and the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in his report, the separate report of the other accountant shall be filed. However, notwithstanding the provisions of this section, reports of other accountants which may otherwise be required in filings need not be presented in annual reports to security holders furnished pursuant to the proxy and information statement rules under the Securities Exchange Act of 1934 (Rules 14a-3 and 14c-3)."

Please note that our opinion does not refer to other auditors, and therefore, we believe it is inappropriate to include their report.

We did indeed use the work of our affiliated firm in Hong Kong, Henny Wee & Co. to perform the field work on the Chinese operations. We elected not to refer to their report in our opinion due to the following factors:

1. Murrell, Hall, McIntosh & Co., PLLP and Henny Wee & Co. are members of Premier International Associates, an international association of mid size accounting firms. All members are subject to a review of their work papers to assure quality prior to acceptance into the organization. See our web site at www.premierinternaltional.org for additional information.
2. Henny Wee & Co. is registered with the Public Company Accounting Oversight Board.
3. We have obtained representation from Henny Wee & Co.. that they are independent, as determined by the PCAOB rules on independence, with respect to American Dairy, Inc.

OKLAHOMA CITY
2601 NORTHWEST EXPRESSWAY, SUITE 700E
OKLAHOMA CITY, OK 73112
TEL. 405-842-4420 FAX 405-842-3776

WWW.MHMCPA.COM

NORMAN
2402 WESTPORT DRIVE, NORMAN, OK 73069-6336
P.O. BOX 720360, NORMAN, OK 73070-4265
TEL. 405-292-2900 FAX 405-321-4758

4. Henny Wee & Co.'s work was performed under our guidance, control, and supervision. Our representative was in China prior to year end to coordinate the auditing activities. We have provided Henny Wee & Co. with specific forms to use in accordance with our documentation policies.
5. We have on our audit staff, an accountant that is fluent in Chinese. We have engaged in direct communications the Chinese chief financial officer.
6. We reviewed all audit work papers prepared by Henny Wee & Co. We have obtained additional supporting documentation or requested additional audit procedures be performed as needed and if necessary proposed adjusting journal entries.

AU Section 543 paragraph 5 states:

"Ordinarily, the principal auditor would be able to adopt this position when:

a. Part of the audit is performed by another independent auditor which is an associated or correspondent firm and whose work is acceptable to the principal auditor based on his knowledge of the professional standards and competence of that firm; or

b. The other auditor was retained by the principal auditor and the work was performed under the principal auditor's guidance and control; or

c. The principal auditor, whether or not he selected the other auditor, nevertheless takes steps he considers necessary to satisfy himself as to the audit performed by the other auditor and accordingly is satisfied as to the reasonableness of the accounts for the purpose of inclusion in the financial statements on which he is expressing his opinion; or

d. The portion of the financial statements audited by the other auditor is not material to the financial statements covered by the principal auditor's opinion."

We have relied on items a, b, and c as the basis for our decision not to refer to other auditors in our audit report

In addition we have complied with the requirements of AU Section 543 paragraph 10 based on the items 1, 2, and 3 noted in the third paragraph of this letter.

Paragraphs 12 and 13 of AU Section 543 state:

"**.12** When the principal auditor decides not to make reference to the audit of the other auditor, in addition to satisfying himself as to the matters described in paragraph .10, he should also consider whether to perform one or more of the following procedures:

> *a*. Visit the other auditor and discuss the audit procedures followed and results thereof.
>
> *b*. Review the audit programs of the other auditor. In some cases, it may be appropriate to issue instructions to the other auditor as to the scope of his audit work.
>
> *c*. Review the working papers of the other auditor, including the understanding of internal control and the assessment of control risk.

.13 In some circumstances the principal auditor may consider it appropriate to participate in discussions regarding the accounts with management personnel of the component whose financial statements are being audited by other auditors and/or to make supplemental tests of such accounts. The determination of the extent of additional procedures, if any, to be applied rests with the principal auditor alone in the exercise of his professional judgment and in no way constitutes a reflection on the adequacy of the other auditor's work. Because the principal auditor in this case assumes responsibility for his opinion on the financial statements on which he is reporting without making reference to the audit performed by the other auditor, his judgment must govern as to the extent of procedures to be undertaken."

We believe we have satisfied the requirements of the preceding paragraphs through our procedures noted in items 4 and 6 in the third paragraph of this letter.

In summary and as described in AU Section 543 paragraph 3, if the principal auditor decides to accept responsibility for the other auditor's work, the principal auditor's report is issued without modification. In such a case, the principal auditor's report expresses and opinion on the financial statements as if he or she had conducted the entire audit; no reference is made to the other auditor, or the other auditor's work, in the principal auditor's work.

Since we have elected to accept responsibility for the work performed by Henny Wee & Co., we believe our opinion is appropriate and complete.

In addition we confirm that our audits were performed in accordance with United States generally accepted auditing standards for the periods prior to May 24, 2004 and the standards of the Public Company Accounting Oversight Board for the periods subsequent to this date.

Very truly yours,

Charles Gray

Charles Gray – Audit Partner
Murrell, Hall, McIntosh & Co., PLLP